Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,						Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012 (pro forma)(1)	2013	2013 (pro forma)(1)
Earnings Before Income Taxes	$1,594,340	4,264,952	11,336,300	$67,446,792	$115,286,396	$107,361,110	$14,556,133	$12,778,041
Add:
Fixed Charges	32,106	1,169,435	655,116	1,006,306	19,819,598	30,306,884	7,493,968	9,857,061
Subtract:
Capitalized Interest	—	624,717	59,711	405,984	5,929,473	8,491,473	1,385,158	1,970,158

Total Earnings Before Fixed Charges	1,626,446	4,809,670	11,931,705	68,047,114	129,176,521	129,176,521	20,664,943	20,664,943
Fixed Charges
Interest Expense	28,976	535,094	583,376	585,982	13,874,909	21,800,195	6,108,000	7,886,092
Capitalized Interest	—	624,717	59,711	405,984	5,929,473	8,491,473	1,385,158	1,970,158
Estimated Interest Component of Rent	3,130	9,624	12,029	14,340	15,216	15,216	810	810

Total Fixed Charges	32,106	1,169,435	655,116	1,006,306	19,819,598	30,306,884	7,493,968	9,857,060
Ratio of Earnings to Fixed Charges(2)	50.7x	4.1x	18.2x	67.6x	6.5x	4.3x	2.8x	2.1x

(1)	Sets forth the Company’s ratio of earnings to fixed charges on a pro forma basis to reflect the issuance of the new notes and the application of the net proceeds therefrom as described in “Use of Proceeds” in the Prospectus Supplement dated May 8, 2013 as of the beginning of the period indicated.
(2)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.